WILLKIE FARR & GALLAGHER LLP

787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111



VIA HAND DELIVERY

September 19, 2003

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549


03032216

SUPPL

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the press release, dated September 15, 2003, of the Company announcing the Company's launch of their American Depositary Receipt program.

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact me at (212) 728-8000.

Very truly yours,

Hayley N. Lattman /s.u.s.

Hayley N. Lattman


PROCESSED
SEP 26 2003
THOMSON
FINANCIAL

Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.
The New York Stock Exchange, Inc.

1264047.1

File no. 82-34722


1086

LIBERTY INTERNATIONAL PLC

MONDAY 15 SEPTEMBER 2003

LAUNCH OF AMERICAN DEPOSITARY RECEIPT ("ADR") PROGRAMME

Liberty International PLC has today launched an American Depositary Receipt ("ADR") level 1 programme in the United States of America, using Bank of New York as its depositary. Each Liberty International ADR represents one ordinary share of the Company. The ADRs will trade on the over-the-counter market under the symbol "LBYIY".

The ADR programme is part of Liberty International's continuing programme of attracting long term investors on a worldwide basis. A series of presentations to potential investors in the United States of America is planned over the next few months to coincide with the launch of the ADR programme.

Press Enquiries

Liberty International PLC

David Fischel	Chief Executive	+44 (0)20 7960 1207
Aidan Smith	Finance Director	+44 (0)20 7960 1210
Susan Folger	Company Secretary	+44 (0)20 7887 7004

Public Relations:

UK: Michael Sandler	Hudson Sandler	+44 (0)20 7796 4133
SA: Matthew Gregorowski (UK)	College Hill Associates	+44 (0)20 7457 2020
Nicholas Williams (SA)	College Hill Associates	+27 (0)11 447 3030

This announcement does not constitute or form any part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase to subscribe for, any securities in Liberty International PLC.